Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Elite Investor Relations, Inc.
Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
Email: info@wsphl.com	Email: crocker.coulson@ccgir.com

WSP Holdings Announces Fourth Quarter and

Full Year 2007 Results

Wuxi, China, March 25, 2008 – WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API certified seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”) and other pipes and connectors, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2007.

Fourth Quarter 2007 Highlights

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Net revenue was $129.9 million, an increase of 18.2% year-over-year from the fourth quarter of 2006

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Gross profit was $33.2 million, an increase of 33.8% from the fourth quarter of 2006

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Gross profit margin was 25.6%, up from 22.6% in the fourth quarter of 2006

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Income from operations was $23.0 million, an increase of 11.4% from the fourth quarter of 2006

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Net income was $16.7 million, up 6.5% from $15.7 million in the fourth quarter of 2006

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Successfully completed an initial public offering that generated approximately $212.5 million in gross proceeds, before deduction of underwriting discounts and commissions and offering expenses

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Non-API (American Petroleum Institute) product sales revenue increased 137.2% year-over-year from the fourth quarter of 2006

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Drill pipe production capacity was expanded from 12,000 tonnes to 24,000 tonnes per year in December 2007

Full Year 2007 Highlights

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Net revenue was $483.8 million, an increase of 32.0% from 2006

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Gross profit was $125.8 million, an increase of 47.4% from 2006

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Gross profit margin was 26.0%, up from 23.3% in 2006

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Income from operations was $103.6 million, an increase of 46.0% from 2006

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Net income was $74.6 million, an increase of 26.6% from 2006

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Basic and diluted earnings per American Depositary Share (“ADS”, each ADS represents two ordinary shares)  were both $0.97 compared to $0.81 in 2006

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Non-API product sales increased 268.9% from 2006

Fourth Quarter 2007 Results

“This was a very important quarter for WSP Holdings in terms of financial performance and further development of our key business strategies. Increased sales of sophisticated non-API products drove our net revenue growth and improvement in gross margin,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings Limited. “The successful completion of our initial public offering and listing on the New York Stock Exchange were important milestones in our Company’s development. The public offering provided us with the capital necessary to expand our manufacturing capacity and begin executing our overseas marketing expansion plans.”

WSP Holdings’ net revenue in the fourth quarter of 2007 was $129.9 million, an increase of 18.2% year-over-year from $109.8 million in the fourth quarter of 2006. Sales volume in tonnes for the fourth quarter of 2007 increased 11.8% from the fourth quarter of 2006.

The increase in net revenue was the result of selling more higher priced non-API products than API products. Non-API products accounted for 34.4% of the Company’s revenues in the fourth quarter of 2007, up from 17.1% in the fourth quarter of 2006. Sales of non-API products were $44.7 million in the fourth quarter of 2007, an increase of 137.2% from sales of $18.8 million in the fourth quarter of 2006. API product sales were $65.6 million in the fourth quarter of 2007, a 20.0% decrease from $82.0 million in the fourth quarter of 2006. Non-API product sales volume was 24,368 tonnes in the fourth quarter of 2007, an increase of 108.6% from 11,680 tonnes sold in the fourth quarter of 2006. API product sales volume was 58,406 tonnes in the fourth quarter of 2007, a 19.7% decrease from 72,693 tonnes sold in the fourth quarter of 2006. Sales of other products, mostly green pipe, were $19.6 million in the fourth quarter of 2007, up 117.8% from $9.0 million in the fourth quarter of 2006.

Gross profit in the fourth quarter of 2007 was $33.2 million, an increase of 33.8% year-over-year from $24.8 million in the fourth quarter of 2006. Gross profit margin was 25.6%, up from 22.6% in the fourth quarter of 2006. Gross margin improved mainly because the Company continued to improve the profitability of its sales mix while increasing output and controlling production costs.

Operating expenses in the fourth quarter of 2007 were $10.1 million, an increase of 107.9% year-over-year from $4.9 million in the fourth quarter of 2006. The increase in fourth quarter of 2007 operating expenses was due to higher general and administrative expenses related to becoming a public company, higher non-API product marketing and sales expenses, and share-based compensation expenses of $0.59 million, which did not occur in the fourth quarter of 2006. General and administrative expenses are expected to increase moderately going forward because of expanding operations, professional fees and share compensation expenses.

Operating income in the fourth quarter of 2007 was $23.0 million, an increase of 11.4% from the fourth quarter of 2006. Operating margin was 17.7% in the fourth quarter of 2007, down 1.1% from 18.8% in the fourth quarter of 2006.

Net interest expense was $2.8 million in the fourth quarter of 2007 compared to $0.8 million in the fourth quarter of 2006. The increase was due to increased short-term and long-term bank loans used for working capital.

Net foreign exchange loss in the fourth quarter was $1.6 million, compared to a loss of $0.2 million in the fourth quarter of 2006.

Net income was $16.7 million in the fourth quarter of 2007, an increase of 6.5% year-over-year from $15.7 million in the fourth quarter of 2006.

Basic and diluted earnings per ADS were both $0.20 for the three months ended December 31, 2007.

Full Year 2007 Results

For the full year 2007, net revenue was $483.8 million, up 32.0% from $366.5 million in 2006. In 2007, the Company focused on higher margin non-API products and exports. Domestic sales to Chinese customers increased by 13.9% from $180.0 million in 2006 to $205.1 million in 2007. Exports increased by 49.4% from $186.5 million in 2006 to $278.7 million in 2007. While revenues from API products fell 3.5% from $299.2 million to $288.6 million, revenues from non-API products grew 268.9% from $41.3 million in 2006 to $152.4 million in 2007.

Gross profit for the full year 2007 was $125.8 million, an increase of 47.3% from $85.4 million in 2006. Gross margin improved to 26.0% in 2007, an increase of 2.7% from 23.3% in 2006. Income from operations for 2007 was $103.6 million, up 46.0% from $70.9 million in 2006. Operating margin was 21.4% in 2007, compared to 19.4% in 2006. Net income for the full year 2007 was $74.6 million, an increase of 26.6% from $58.9 million in 2006. Basic and diluted earnings per ADS were both $0.97 in 2007, compared to $0.81 in 2006.

Financial Condition

As of December 31, 2007, the Company had $300.9 million in cash and cash equivalents and bank balances, up from $79.2 million as of December 31, 2006. This includes approximately $212.5 million in gross proceeds from the Company’s initial public offering of 25,000,000 ADSs, before deduction of underwriting discounts and commissions and offering expenses.

Working capital was $203.0 million as of December 31, 2007. Total shareholders’ equity was $341.1 million, up from $96.2 million as of December 31, 2006.

Outlook for 2008

WSP Holdings expects to generate net revenue between $110 million and $130 million in the first quarter of 2008, and net income in a range of $14 million to $17 million.

For the full year 2008, the Company estimates net revenues to be in a range of $600 million to $700 million, and net income in a range of $80 million to $95 million. These estimates are based on the Company's existing manufacturing capacity and expectations for continuing geographic expansion in domestic and international markets for its non-API, API and other product sales.

Recent Developments

In January 2008, WSP Holdings’ subsidiary Wuxi Seamless Oil Pipes Company Limited (“WSP China”) was awarded “AAA” grade supplier certification by Daqing Oilfield Materials and Equipment Group, which procures production materials and equipment for Daqing Oilfield Company Limited (“Daqing Oilfield”), a subsidiary of PetroChina Company Limited, the largest oil and natural gas producer in China. This certification means WSP China’s products and services meet the high standards set by Daqing Oilfield for suppliers.

In January 2008, China Petroleum & Chemical Corporation Northwest Oilfield Branch (“SINOPEC Northwest”) placed an initial order for 3,700 tonnes of non-API products from WSP China for delivery in 2008 after WSP China’s casing and tubing passed SINOPEC Northwest’s three trial wells test, an industry standard test for new products.  The Company also signed an agreement with PetroChina Tarim Oilfield Company, a subsidiary of PetroChina Company Limited, for testing the Company’s non-API products in a separate three trial wells test.

In February 2008, the Company was informed by the Canada Border Services Agency (“CBSA”) of its final determination regarding its investigation into dumping and subsidization of certain oil and gas well casings exported to Canada from China.  The final determination imposed anti-dumping and countervailing duties on the Company’s products imported into Canada subsequent to CBSA’s initial determination in November 2007. In March 2008, the Canadian International Trade Tribunal did not find present material injury, instead reached a conclusion that the domestic industry is threatened with injury by future imports. Therefore, any anti-dumping and countervailing duties paid by the importers on exports by the Company of oil and gas well casing from China subsequent to November 2007 will be refunded to importers. The Company did not make any sales to Canada in 2008, and so was not affected by CBSA’s determination.  Moreover, should the Company seek to sell products into Canada in the future, the Company plans to comply with price guidance provided by the CBSA.

In March 2008, the Company’s subsidiary, Jiangsu Fanli Pipe Co., Ltd. (“Jiangsu Fanli”), obtained a manufacturing license to produce high quality non-API seamless pressure pipes used in boiler manufacturing. With this manufacturing license, Jiangsu Fanli can immediately start producing seamless pressure pipes.

In March 2008, the Board appointed Mr. Anthony J. Walton, an independent director, to serve on the Company's Audit Committee.

WSP Holdings plans on expanding its production capacity in China. The Company’s plans call for developing a manufacturing plant in Liaoyang, Liaoning province for hot rolling, threading and heat treatment lines. The Company also plans to set up a threading line with a planned capacity of 60,000 tonnes in Songyuan, Jilin province.

“In 2008, we will continue to expand both our domestic and international manufacturing and sales capabilities. We are pursuing opening representative offices in key markets and continue to expand direct sales to international customers, along with China’s oil and gas companies that are expanding into international markets. We will continue to focus on research and development to broaden our product offerings, especially with respect to non-API products, and improve the quality of our existing products,” Mr. Longhua Piao concluded.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on Tuesday, March 25, 2008 to discuss results for its fiscal quarter and year ended December 31, 2007.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (888) 713-4218. International callers should call (617) 213-4870. The Conference Pass Code is 16821472.  A replay of the conference call will be available from 11:00 a.m. Eastern Time on Tuesday, March 25 to Tuesday, April 1, 2008. To access the replay, call (888) 286-8010. International callers should call (617) 801-6888, The Conference Pass Code is 15761758.  This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions, other pipes and connectors.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. The Company’s website is: http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	Three Months Ended December 31,	Three Months Ended December 31,	Years Ended December 31,
	2007	2006	2007	2006
Net revenues	$ 129,882	$ 109,849	$ 483,783	$ 366,501
Cost of revenues	(96,640)	(85,002)	(357,997)	(281,106)
Gross profit	33,242	24,847	125,786	85,395
Selling and marketing expenses	(4,273)	(1,382)	(8,578)	(4,102)
General and administrative expenses	(5,855)	(3,490)	(13,591)	(9,799)
Other operating (expenses) income	(160)	625	(32)	(549)
Income from operations	22,954	20,600	103,585	70,945
Interest income	952	312	2,074	888
Interest expenses	(3,737)	(1,134)	(12,615)	(2,623)
Other income (expenses)	58	4	212	4
Exchange differences	(1,593)	(202)	(1,898)	357
Income from continuing operations before provision for income taxes, earnings in equity investments, and minority interests	18,634	19,580	91,358	69,571
Provision for income taxes	(1,167)	(2,989)	(15,188)	(10,582)
Net income from continuing operations before earnings in equity investments and minority interests	17,467	16,591	76,170	58,989
Earnings in equity investments	-	77	-	67
Minority interests	(735)	(275)	(1,609)	(371)
Net income from continuing operations	$ 16,732	$ 16,393	$ 74,561	$ 58,685
Discontinued operations:
Income from discontinued operations net of tax	-	-	-	572
Minority interests in discontinued operations	-	(679)	-	(339)
Net (loss) income on discontinued operations	-	(679)	-	233
Net income	$ 16,732	$ 15,714	$ 74,561	$ 58,918
Earnings per share
Basic	$ 0.10	$ 0.10	$ 0.49	$ 0.40
Diluted	$ 0.10	$ 0.10	$ 0.48	$ 0.40
Weighted average ordinary shares used in computation of earnings per share
Basic	164,130,435	150,000,000	153,561,644	145,954,406
Diluted	164,836,391	150,000,000	153,738,133	145,954,406

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2007	2006
Assets
Current Assets:
Cash and cash equivalents and bank balances	$ 300,889	$ 79,162
Accounts and bills receivable, net	137,497	56,947
Other current assets	187,656	112,610
Total Current Assets	626,042	248,719
Property and equipment, net	185,136	153,143
Land use rights	9,553	8,865
Other non-current assets	6,490	2,607
Total Assets	$ 827,221	$ 413,334

Current liabilities	$ 423,032	$ 259,859
Other liabilities	59,063	54,512
Total Liabilities	482,095	314,371
Minority interests	4,002	2,813
Total shareholders’ equity	341,124	96,150
Total Liabilities and Stockholders’ Equity	$ 827,221	$ 413,334

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